[page 24 AXCAN PHARMA]


EXHIBIT 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
            RESULTS OF OPERATIONS

THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CONTAINED IN AXCAN PHARMA'S CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO. ALL AMOUNTS STATED IN U.S. DOLLARS.


[OVERVIEW
--------------------------------------------------------------------------------

Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE and VIOKASE for the treatment of certain gastrointestinal symptoms related to cystic fibrosis in the case of ULTRASE; URSO 250 for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal and other conditions. In addition, Axcan currently has two products pending approval; one, an additional indication for a currently marketed product and the other, an indication for a new product. Axcan also has a number of pharmaceutical projects in all phases of development. Axcan reported revenue of $133.2 million and earnings before financial expenses, interest income, amortization and income taxes of $40.5 million for the fiscal year ended September 30, 2002.

For fiscal 2002, sales of Axcan's three principal products, ULTRASE, URSO 250 and CANASA, accounted for approximately 23%, 23% and 19%, respectively, of Axcan's total revenue. Much of Axcan's recent sales growth is derived from sales in the United States and France, following recent acquisitions. Revenue from sales of Axcan's products in the United States was $100.1 million (75.1% of total revenue) for fiscal 2002, compared to $84.6 million for fiscal 2001, and $71.5 million for fiscal 2000. In Canada, revenue was $17.4 million (13.1% of total revenue) for fiscal 2002, compared to $18.5 million for fiscal 2001 and $16.0 million for fiscal 2000. In Europe, revenue was $15.7 million (11.8% of total revenue) for fiscal 2002, compared to $1.4 million for fiscal 2001.

Historically, Axcan's revenue has been principally derived from sales of pharmaceutical products for the treatment of gastrointestinal diseases and disorders, to large pharmaceutical wholesalers and large chain pharmacies.

Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write prescriptions for Axcan's products. These gastroenterologists write prescriptions for their patients, who, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers, or, in the case of large chain pharmacies, their distribution centers, to whom Axcan sells its products.

Axcan's expenses have historically been comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses its products) and research and development expenses. In addition, because Axcan acquires many of the products that it markets, until September 30, 2001, a substantial portion of Axcan's expenses was related to amortization of trademarks, trademark licenses, manufacturing rights and goodwill, and financial expenses.

Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To ensure that Axcan maintains good relations with wholesalers, Axcan typically gives wholesalers prior notice of price increases to enable them to purchase products that they will later sell at higher prices. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

                                                          [page 25 AXCAN PHARMA]

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        WORK CONQUERS EVERYTHING.]


On November 7, 2001, Axcan acquired Laboratoires Enteris S.A.S. ("Enteris"), a company specializing in the distribution of gastrointestinal products in France, and on April 17, 2002, Axcan completed the acquisition of Laboratoire du Lacteol du Docteur Boucard S.A. ("Lacteol") in France, for a total purchase price of $36.1 million. A portion, approximately $4.7 million, was paid through the issuance of 365,532 shares at $13.04 (CDN $20.53) per share; the remainder, approximately $31.4 million, was paid in cash. These acquisitions allowed Axcan to establish operations in France and add two products to the Company's product line. They will also further the development of markets in Europe.


[CRITICAL ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Axcan's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada, applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the useful lives or fair value of goodwill and intangible assets.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and recognized amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant estimates made by management include the calculation of reserves for doubtful accounts, product returns, rebates and allowances, useful lives of long-lived assets, fair value of goodwill and intangible assets, contingency provisions and other accrued charges. These estimates were made using the historical information available.

REVENUE RECOGNITION

Revenue is recognized when product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts and allowances. In certain circumstances, returns or exchanges of products are allowed under the Company's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

GOODWILL AND INTANGIBLE ASSETS

Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization using the straight-line method based on their estimated useful lives from 15 to 25 years until September 30, 2001. In 2001, the Canadian Institute of Chartered Accountants approved new standards modifying the method of accounting for business combinations entered into after June 30, 2001, and addressing accounting for goodwill and other intangible assets. The new standards on goodwill and other intangible assets should be applied for fiscal years beginning on or after January 1, 2002. The Company has elected to adopt these standards early, and since October 1, 2001, it no longer amortizes its goodwill and intangible assets with infinite life. However, management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of the Company's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, Axcan has not recognized any permanent impairment in value. Intangible assets with finite life are still amortized over their estimated useful lives.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are charged to earnings in the year they are incurred, net of related tax credits.

[page 26 AXCAN PHARMA]


[ACQUISITIONS
--------------------------------------------------------------------------------

YEAR ENDED SEPTEMBER 30, 2002

On November 7, 2001, Axcan acquired all of the outstanding shares of Enteris, a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounted to $23.0 million and was paid in cash.

On April 17, 2002, Axcan acquired all of the outstanding shares and certain related assets of Lacteol. This company is specialized in the manufacturing and distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounted to $13.1 million, and was paid through the issuance of 365,532 common shares of the Company and $8.4 million in cash.

The acquisition costs for both transactions have been allocated to assets and liabilities according to their estimated fair value at the acquisition dates. The operating results relating to these acquisitions have been included in the consolidated financial statements from the acquisition date.

YEAR ENDED SEPTEMBER 30, 2000

On November 19, 1999, Axcan redeemed Schwarz Pharma Inc. ("Schwarz")'s 50% interest in the Axcan URSO LLC ("Axcan URSO") joint venture. The purchase price amounting to $52.0 million was paid in cash by a loan from Schwarz, which was reimbursed in fiscal 2001. This acquisition was accounted for using the purchase method. The purchase price allocated to capital assets including trademarks, trademark licenses and manufacturing rights is amortized using the straight-line method over a period of 25 years.

On December 22, 1999, the Company reimbursed the note payable with a par value of CDN $40.0 million to a subsidiary of Caisse de depot et placement du Quebec by the issuance of shares of Axcan Scandipharm representing a 40.4% interest in Axcan Scandipharm. The same day, the Company acquired this 40.4% interest for cash. The excess of the cost of the purchase over the book value of the note payable amounting to $1.5 million was accounted for as goodwill.

On May 25, 2000, the Company acquired additional shares of a company subject to significant influence, Biozymes Inc. ("Biozymes"), a company specializing in the development and production of enzymes by extraction processes. This additional acquisition of shares increased the interest of the Company in Biozymes from 26.78% to 54.58%. The acquisition cost amounted to $0.6 million of which $0.3 million was paid in cash and the balance was paid in cash during fiscal 2001. This acquisition had no material impact on Axcan's earnings.


[QUARTERLY RESULTS
--------------------------------------------------------------------------------

AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS


                                       NET EARNINGS PER SHARE(1)
QUARTER        REVENUE   NET EARNINGS      BASIC    DILUTED
----------------------------------------------------------------
2000
FIRST          28,728    3,518             0.09     0.09
SECOND         30,532    4,672             0.12     0.12
THIRD          35,632    5,768             0.13     0.13
FOURTH         38,283    6,910             0.15     0.15

----------------------------------------------------------------
2001
FIRST          24,381    1,821             0.05     0.05
SECOND         24,636    2,492             0.07     0.07
THIRD          27,071    2,798             0.08     0.08
FOURTH         28,461    4,361             0.11     0.11

(1) Based on the weighted average number of shares outstanding during the year.

                                                          [page 27 AXCAN PHARMA]

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[RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The following table sets forth, for the fiscal years indicated, the percentage of revenue represented by items in Axcan's consolidated statements of earnings:


FISCAL YEARS ENDED SEPTEMBER 30          2002     2001     2000
---------------------------------------------------------------
REVENUE                                  100.0   100.0    100.0
                                         -----------------------
COST OF GOODS SOLD                        25.6    25.4     25.5
SELLING AND ADMINISTRATIVE EXPENSES       38.0    37.4     36.7
RESEARCH AND DEVELOPMENT EXPENSES          6.0     5.9      7.1
                                         -----------------------
                                          69.6    68.7     69.3
                                         =======================

EARNINGS BEFORE FOLLOWING ITEMS           30.4    31.3     30.7
                                         =======================
FINANCIAL EXPENSES                         0.9     3.3     10.4
INTEREST INCOME                           (0.7)   (0.9)    (1.2)
AMORTIZATION                               5.7    11.5     12.0
                                         =======================
                                           5.9    13.9     21.2
                                         =======================

EARNINGS BEFORE INCOME TAXES              24.5    17.4      9.5
INCOME TAXES                               8.8     6.4      3.9
                                         =======================
EARNINGS FROM CONTINUING OPERATIONS       15.7    11.0      5.6
EARNINGS FROM DISCONTINUED OPERATIONS        -       -      2.1
                                         =======================
NET EARNINGS                              15.7    11.0      7.7
                                         =======================

YEAR ENDED SEPTEMBER 30, 2002, COMPARED TO YEAR ENDED SEPTEMBER 30, 2001

REVENUE

Revenue increased $28.7 million (27.5%) to $133.2 million for the year ended September 30, 2002, from $104.5 million for the preceding fiscal year. This increase in revenue came almost equally from increased sales in the United States and France. Fiscal 2002 revenue from Europe in the amount of $15.7 million included sales from Enteris for 11 months, and sales from Lacteol for 5 months. In the United States, CANASA rectal suppositories, marketed since April 2001, also contributed to the increase.

Key sales figures for fiscal 2002 are as follows:

-    Sales of ULTRASE/VIOKASE amounted to $39.5 million, an increase of 4%;

-    Sales of URSO 250 amounted to $30.2 million, an increase of 15%;

-    Sales of CANASA/SALOFALK amounted to $34.2 million, an increase of 53%;

- Sales of PHOTOFRIN and other products in North America amounted to $13.6 million;

-    Sales of all products in Europe amounted to $15.7 million.

COST OF GOODS SOLD

Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold increased $7.6 million (28.7%) to $34.1 million for the year ended September 30, 2002, from $26.5 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2002, increased marginally as compared to the preceding fiscal year, at 25.6% and 25.4%, respectively. This increase was due primarily to increased sales in Europe where margins are lower than in the United States.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $11.4 million (29.2%) to $50.5 million for the year ended September 30, 2002, from $39.1 million for the preceding fiscal year. This increase is mainly due to the inclusion of $7.8 million of selling and administrative expenses from Enteris and Lacteol. Additions to the sales force in the United States and increased marketing efforts on URSO 250 and CANASA suppositories in the United States also contributed to the increase.

[page 28 AXCAN PHARMA]


RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf and for salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses are stated net of related tax credits, which generally constitute between 10% and 15% of the aggregate amount of such expenses. Research and development expenses increased $1.9 million (31.1%) to $8.0 million for the year ended September 30, 2002, from $6.1 million for the preceding fiscal year. During the fiscal year ended September 30, 2002, the Company completed the filing of new drug submissions for the use of PHOTOFRIN for the treatment of High-Grade Dysplasia associated with Barrett's Esophagus.

FINANCIAL EXPENSES

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses decreased $2.3 million (65.7%) to $1.2 million for the year ended September 30, 2002, from $3.5 million for the preceding fiscal year. Financial expenses for the year ended September 30, 2001, were primarily attributable to interest paid on a loan of approximately $52.0 million used to acquire the 50% interest of Schwarz in the Axcan URSO joint venture. This loan was repaid in fiscal 2001.

AMORTIZATION

Since October 1, 2001, amortization consists principally of intangible assets with finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Amortization decreased $4.4 million (36.7%) to $7.6 million for the year ended September 30, 2002, from $12.0 million for the preceding fiscal year. The decrease resulted from a reduction of $6.4 million due to a change in accounting policies described earlier, regarding goodwill and other intangible assets offset in part by an increase of $2.0 million due to amortization of newly-acquired capital assets.

Amortization of assets acquired include $0.8 million for lasers used for PHOTOFRIN in the United States and $0.6 million for capital assets in France, for Enteris since November 2001, and Lacteol since April 2002.

INCOME TAXES

Income taxes amounted to $11.7 million for the year ended September 30, 2002, compared to $6.7 million for the year ended September 30, 2001. The effective tax rates were 36.0% in 2002 and 37.0% in 2001.

EARNINGS

Net earnings were $20.9 million or $0.50 of basic earnings per share and $0.49 of diluted earnings per share, for the year ended September 30, 2002, compared to $11.5 million or $0.31 per share on both a basic and diluted bases, for the preceding year. The basic weighted average number of common shares outstanding used to establish the per share amounts increased from 35.8 million for the year ended September 30, 2001, to 41.7 million for the year ended September 30, 2002, following the completion of public equity offerings, the subscription of investors through private placements, the exercise of options previously granted pursuant to Axcan's stock option plan, the issuance of shares for the acquisition of assets and for the redemption of preferred shares previously issued in connection with the acquisition of PHOTOFRIN, both in fiscal years 2001 and 2002.

YEAR ENDED SEPTEMBER 30, 2001 COMPARED TO YEAR ENDED SEPTEMBER 30, 2000

REVENUE

Revenue increased $17.0 million (19.4%) to $104.5 million for the year ended September 30, 2001, from $87.5 million for the preceding fiscal year. This increase is primarily due to the acquisition of PHOTOFRIN by Axcan in June 2000, and increased sales in the United States.

                                                          [page 29 AXCAN PHARMA]

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COST OF GOODS SOLD

Cost of goods sold increased $4.2 million (18.8%) to $26.5 million for the year ended September 30, 2001, from $22.3 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2001, was relatively the same as in the preceding fiscal year, at 25.4% and 25.5%, respectively.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses increased $7.0 million (21.8%) to $39.1 million for the year ended September 30, 2001, from $32.1 million for the preceding fiscal year. These increases were mainly due to further additions to the field sales force in the United States, to increased marketing efforts following the integration of URSO 250 and VIOKASE into Axcan Scandipharm's product line, as well as to worldwide marketing expenses related to PHOTOFRIN. The newly-launched CANASA suppositories in the United States also contributed to this increase.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses decreased $0.1 million (1.6%) to $6.1 million for the year ended September 30, 2001, from $6.2 million for the preceding fiscal year. During fiscal 2001, Axcan prepared for the filing of regulatory approvals for the use of PHOTOFRIN for the treatment of High-Grade Dysplasia associated with Barrett's Esophagus and also prepared for regulatory filings for HELICIDE which were submitted in both Canada and the United States.

FINANCIAL EXPENSES

Financial expenses decreased $5.6 million (61.5%) to $3.5 million for the year ended September 30, 2001, from $9.1 million for the preceding fiscal year. The unusually high financial expenses for the year ended September 30, 2000, were primarily attributable to interest expenses paid on aggregate loans of approximately $93.0 million used to acquire Axcan Scandipharm and approximately $52.0 million used to acquire the 50% interest of Schwarz in the Axcan URSO joint venture. These loans have since been repaid.

AMORTIZATION

Amortization increased $1.5 million (14.3%) to $12.0 million for the year ended September 30, 2001, from $10.5 million for the preceding fiscal year. The increase resulted primarily from the amortization of the worldwide PHOTOFRIN rights acquired in June 2000.

EARNINGS

Earnings from continuing operations increased $6.6 million (134.7%) to $11.5 million, or $0.31 per share, for the year ended September 30, 2001, from $4.9 million, or $0.18 per share, for the preceding fiscal year. Net earnings increased $4.8 million (71.6%) to $11.5 million, or $0.31 per share, for the year ended September 30, 2001, compared to $6.7 million, or $0.25 per share, for the preceding fiscal year. The basic weighted average number of common shares outstanding used to establish the per share amounts increased from 26.6 million for the year ended September 30, 2000, to 35.8 million for the year ended September 30, 2001, due to a public offering of common shares.


LIQUIDITY AND CAPITAL RESOURCES

Axcan used net cash in the amount of $31.3 million for the acquisition of Enteris and Lacteol. An equity financing completed in March 2002, through the issuance of 5,000,000 common shares along with a private placement and the exercise of options previously granted pursuant to Axcan's stock option plan resulted in $65.0 million in net cash, enabling the Company to maintain a high level of liquidity.

Axcan's cash, cash equivalents and short-term investments increased $64.2 million to $80.7 million at September 30, 2002, from $16.5 million at September 30, 2001. As of September 30, 2002, working capital was $103.4 million, compared to $43.6 million as of September 30, 2001. During the year ended September 30, 2002, total long-term debt increased $5.7 million to $5.9 million at September 30, 2002, from $0.2 million at September 30, 2001. The increase is mainly due to the inclusion of Lacteol's long-term debt since its acquisition on April 17, 2002. Total assets increased $120.0 million (48.2%) to $369.1 million at September 30,

[page 30 AXCAN PHARMA]


2002, from $249.1 million at September 30, 2001. Shareholders' equity increased $94.1 million (45.9%) to $299.2 million at September 30, 2002, from $205.1 million at September 30, 2001.

Cash flows from operating activities increased $18.9 million (115.2%) to $35.3 million for fiscal 2002, from $16.4 million for fiscal 2001. Cash flows from financing activities for the year ended September 30, 2002, were $63.3 million mainly due to the issuance of shares resulting in $65.0 million net cash proceeds to Axcan. Negative cash flows from investing activities for the year ended September 30, 2002, were $95.3 million, mainly due to the investment of excess cash following the issuance of shares in short-term investments, the net cash used to acquire Enteris and Lacteol in the amount of $31.3 million and acquisition of capital assets for $4.4 million.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity, cash flows from operations, and loans from joint venture partners and financial institutions. Since going public in Canada in December 1995, Axcan has raised approximately $242.0 million from sales of its equity and has borrowed from financial institutions to finance the acquisition of Axcan Scandipharm and from Schwarz to finance the acquisition of Axcan URSO (these amounts have since been repaid).

On November 20, 2001, Axcan entered into a $55.0 million credit agreement with two Canadian chartered banks. The credit agreement includes a $15.0-million revolving operating facility and a $40.0-million 364-day, extendible revolving facility with a three-year term-out option. The interest rate varies between 25 basis points to 125 basis points over prime rate and between 125 basis points and 225 basis points over the LIBOR rate or bankers' acceptances depending on the Company's leverage at such time. The facilities may be drawn in U.S. dollars or in Canadian dollars equivalent. Borrowings under these facilities are secured by a security interest in favor of the lenders on most of the assets and properties of Axcan. The credit agreement provides for customary covenants, including compliance with certain financial ratios and negative covenants in respect of prior ranking security, capital expenditures, acquisitions, investments and divestitures. Cash dividends, repurchases of shares (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders are limited to 10% of Axcan's net income for the preceding fiscal year. Currently, no amounts have been drawn under these facilities and Axcan is in compliance with all applicable terms thereof.


CASH FLOWS AND FINANCIAL RESOURCES

Axcan's research and development spending totaled $8.0 million for fiscal 2002 and $6.1 million for fiscal 2001. Axcan believes that its cash and operating cash flows will be adequate to support its existing ongoing operational requirements for at least 12 months. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Axcan believes that cash and temporary investments, together with funds provided by operations, will be sufficient to meet operating cash requirements, including product development through research and development activities, capital expenditures and repayment of debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that sales of these products will also significantly contribute to the increase in funds provided by operations.


[RISK FACTORS
--------------------------------------------------------------------------------

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan's results of operations.

                                                          [page 31 AXCAN PHARMA]

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FOREIGN CURRENCY RISK

Axcan operates internationally; however, a substantial portion of its revenue and expense activities and capital expenditures is transacted in U.S. dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.

INTEREST RATE RISK

The primary objective of Axcan's investment policy is the protection of principal. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. As the intent of the Company is to hold these investments until maturity, Axcan does not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows.

Axcan is exposed to interest rate risk on borrowings under the credit facilities. The credit facilities bear interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar bankers' acceptances. Based on projected advances under the credit facilities, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.

SUPPLY AND MANUFACTURE

Axcan depends on third parties for the supply of active ingredients and for the manufacture of ULTRASE and URSO 250, two of Axcan's most important products (which each account for 23% of total revenue), and PHOTOFRIN. Axcan may not be able to obtain the active ingredients or products from such third parties, as the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, if at all. If any of these events occur, Axcan may not be able to continue to market certain products, and its sales and profitability would be adversely affected.

VOLATILITY OF SHARE PRICES

The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow the activities of the Company can have a significant effect on the trading price of Axcan's shares. Changes in accounting standards could have an impact on the financial statements' presentation.


[FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process and the commercialization of the drug or vaccine thereafter. Investors should consult the Company's ongoing quarterly filings, annual reports and 40-F filings for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.


On behalf of Management,




(signed)
JEAN VEZINA
Vice President, Finance and Chief Financial Officer